Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

This announcement is for information purpose only and does not constitute an invitation or offer to acquire, purchase or subscribe for any securities of the Company in Hong Kong, the United States or elsewhere, nor shall it (or any part of it) or the fact of its distribution, form the basis of, or be relied on in connection with, any contract or invitation to subscribe for securities, and is provided for information only. The distribution of this announcement may be restricted by law in certain jurisdictions and persons into whose possession the information referred to herein comes should inform themselves about and observe any such restriction. Any failure to comply with these restrictions may constitute a violation of the laws of any such jurisdictions. Securities referred to in this announcement have not been issued, registered in accordance with any securities laws and regulations or allowed to be offered to public or to circulate in Hong Kong, the United States, or elsewhere. No representation is made that any such securities will be issued or so registered or allowed to be offered to the public or circulated in Hong Kong, the United States or elsewhere. Securities may not be offered or sold in the United States absent registration under the U.S. Securities Act of 1933, as amended (the “Securities Act”), or an exemption from registration under the Securities Act. Any public offering of securities to be made in the United States will be made by means of a prospectus that may be obtained from the issuer and that will contain detailed information about the issuer and its management, as well as financial statements.

GRAPHEX GROUP LIMITED

烯 石 電 動 汽 車 新 材 料 控 股 有 限 公 司

(Incorporated in the Cayman Islands with limited liability)

(Stock code: 6128)

PLACING OF NEW SHARES UNDER GENERAL MANDATE

Placing Agent

Cheong Lee Securities Limited

THE PLACING

The Board is pleased to announce that on 17 October 2024 (after trading hours), the Company and the Placing Agent entered into the Placing Agreement pursuant to which the Company has conditionally agreed to place through the Placing Agent, on a best effort basis, up to an aggregate of 185,480,000 Placing Shares, to not less than six Placees who and whose ultimate beneficial owners shall be Independent Third Parties at a price of HK$0.066 per Placing Share.

The Placing Price of HK$0.066 per Placing Share represents (i) a discount of approximately 13.16% to the closing price of HK$0.076 per Share as quoted on the Stock Exchange on 17 October 2024, being the date of the Placing Agreement; and (ii) a discount of approximately 19.51% of the average closing price per Share of HK$0.082 as quoted on the Stock Exchange for the five consecutive trading days immediately preceding the date of the Placing Agreement.

Assuming that there will be no change in the issued share capital of the Company between the date of this announcement and the completion of the Placing, the maximum number of the Placing Shares of an aggregate of 185,480,000 Shares under the Placing represents (i) approximately 18.78% of the existing issued share capital of the Company as at the date of this announcement; and (ii) approximately 15.81% of the issued share capital of the Company as enlarged by the allotment and issue of the Placing Shares. The Placing Shares will be allotted and issued under the General Mandate. The allotment and issue of the Placing Shares is not subject to further approval of the Shareholders.

Assuming that all of the Placing Shares are successfully placed under the Placing Agreement, the gross proceeds from the Placing will be approximately HK$12.24 million and the net proceeds from the Placing will be approximately HK$11.97 million (after deduction of commission and other expenses of the Placing). The Directors intend to use the net proceeds for repayment of indebtedness and replenishing the working capital of the Group to support its business operations.

Completion of the Placing is subject to the satisfaction of the conditions precedent in the Placing Agreement. As the Placing may or may not proceed, Shareholders and potential investors are advised to exercise caution when dealing in the Shares.

THE PLACING

The Board is pleased to announce that on 17 October 2024 (after trading hours), the Company and the Placing Agent entered into the Placing Agreement in relation to the Placing.

The Placing Agreement

Date:	17 October 2024

Parties:	Issuer:	The Company

	Placing Agent:	Cheong Lee Securities Limited

To the best knowledge, information and belief of the Directors having made all reasonable enquiries, the Placing Agent and its ultimate beneficial owners are Independent Third Parties.

The Placing Agent shall, on a best effort basis, place the Placing Shares at the Placing Price to not less than six Placees.

The Placing Agent will charge the Company a placing commission of 1.5% of the amount equal to the Placing Price multiplied by the number of Placing Shares successfully subscribed for by the Placees under the Placing. The Placing commission was negotiated on arm’s length basis between the Company and the Placing Agent and determined with reference to the prevailing market rates. The Directors consider that the terms of the Placing, including the Placing commission, are fair and reasonable based on the current market conditions and the Placing is in the interests of the Company and the Shareholders as a whole.

Placees

The Placing Shares are expected to be placed to not less than six Placees, who and whose ultimate beneficial owners, shall be Independent Third Parties, and it is expected that none of the Placees would, immediately upon completion of the Placing, become a substantial shareholder of the Company.

Number of Placing Shares

Assuming that there will be no change in the issued share capital of the Company between the date of this announcement and the completion of the Placing, the maximum number of the Placing Shares of an aggregate of 185,480,000 Shares under the Placing represents (i) approximately 18.78% of the existing issued share capital of the Company as at the date of this announcement; and (ii) approximately 15.81% of the issued share capital of the Company as enlarged by the allotment and issue of the Placing Shares. The aggregate nominal value of the maximum of 185,480,000 Placing Shares under the Placing will be HK$1,854,800.

Placing Price

The Placing Price of HK$0.066 per Placing Share represents:

(i)	a discount of approximately 13.16% to the closing price of HK$0.076 per Share as quoted on the Stock Exchange on 17 October 2024, being the date of the Placing Agreement; and

(ii)	a discount of approximately 19.51% to the average of the closing prices per Share of HK$0.082 as quoted on the Stock Exchange for the last five consecutive trading days immediately preceding the date of the Placing Agreement.

The Placing Price was determined with reference to the prevailing market price of the Shares and was negotiated on an arm’s length basis between the Company and the Placing Agent. The Directors consider that the terms of the Placing are on normal commercial terms and are fair and reasonable based on the current market conditions. Hence, the Directors consider that the Placing is in the interests of the Company and the Shareholders as a whole.

Ranking of Placing Shares

The Placing Shares, when allotted and issued, shall rank pari passu in all respects among themselves and with the existing Shares in issue on the date of allotment and issue of the Placing Shares.

Conditions of the Placing

Completion of the Placing is conditional upon the satisfaction of the following conditions at or prior to 5:00 p.m. (Hong Kong time) on 7 November 2024 (or such other date as the Company and the Placing Agent may agree in writing):

(i)	the Stock Exchange having granted the approval for the listing of, and permission to deal in, the Placing Shares on the Stock Exchange (and such listing approval not subsequently being revoked prior to the completion of the Placing); and

(ii)	all necessary consents and approvals to be obtained on the part of each of the Placing Agent and the Company in respect of the Placing Agreement and the transactions contemplated hereunder having been obtained.

If the Conditions are not fulfilled at or prior to 5:00 p.m. (Hong Kong time) on 7 November 2024 (or such other date as the Company and the Placing Agent may agree in writing), the Placing Agreement shall terminate and none of the Parties shall have any claim against the others for costs, damages, compensation or otherwise (save in respect of any antecedent breach).

Completion of the Placing

Completion of the Placing shall take place on the day falling three (3) Business Days after the day on which the conditions as set out in the paragraph headed “Conditions of the Placing” above are fulfilled, or such other date the Company and the Placing Agent may agree in writing.

Application for listing

The Company will make an application to the Stock Exchange for the grant of the listing of, and permission to deal in, the Placing Shares.

General Mandate

No further Shareholders’ approval is required for the Placing and the Placing Shares will be allotted and issued by the Company pursuant to the General Mandate. At the AGM, the Shareholders have granted to the Directors, among other things, the General Mandate to issue up to 185,489,475 Shares, representing 20% of the issued share capital of the Company as at the date of the passing of the resolution of 927,447,379 Shares. As at the date of this announcement, no Shares have been issued pursuant to the General Mandate. The General Mandate will be utilised as to 99.99% upon the allotment and issue of all of the Placing Shares.

Termination of the Placing Agreement

Under the Placing Agreement, if the Conditions are not fulfilled at or prior to 5:00 p.m. (Hong Kong time) on 7 November 2024 (or such other date as the Company and the Placing Agent may agree in writing), the Placing Agreement shall terminate and none of the Parties shall have any claim against the others for costs, damages, compensation or otherwise (save in respect of any antecedent breach).

Furthermore, the Placing Agent may terminate the Placing Agreement without liability by giving notice in writing to the Company to terminate the Placing Agreement at any time between the date of the Placing Agreement and prior to 12:00 noon (Hong Kong time) on the Completion Date if in the opinion of the Placing Agent the success of the Placing or the business or financial condition of the Group would or is likely to be materially and adversely affected by:

(a)	any material breach of any of the representations and warranties of the Company contained in the Placing Agreement; or

(b)	any suspension in dealings or the listing of the Shares on the Stock Exchange for a period of more than five trading days (other than in connection with the Placing); or

(c)	any of the following events:

(i)	the introduction of any new law or regulation or any change in existing laws or regulations or change in the interpretation or application thereof; or

(ii)	the occurrence of any event, development or change of a political, military, industrial, financial, economic or other nature, whether or not sui generis with any of the foregoing, resulting in a material adverse change in, or which might be expected to result in a material adverse change in, political, economic or stock market conditions; or

(iii)	the imposition of any moratorium, suspension or material restriction on trading in securities generally on the Stock Exchange occurring due to exceptional financial circumstances or otherwise; or

(iv)	a change or development involving a prospective change in taxation in Hong Kong, the Cayman Islands or the PRC or the implementation of exchange controls which shall or might materially and adversely affect the Group or its present or prospective shareholders in their capacity as such; or

(v)	any change or deterioration in the conditions of local, national or international securities markets occurs.

In the event that the Placing Agent terminates the Placing Agreement in accordance with the above provisions, all obligations of each of the Parties under the Placing Agreement shall cease and determine and no Party shall have any claim against any other Party in respect of any matter arising out of or in connection with the Placing Agreement except for any breach arising prior to such termination.

Completion of the Placing is subject to the satisfaction of the Conditions under the Placing Agreement. As the Placing may or may not proceed, Shareholders and potential investors are advised to exercise caution when dealing in the Shares.

REASONS FOR THE PLACING AND USE OF PROCEEDS

The Company is an investment holding company. The principal activities of the Group are development and processing of graphene products, in particular, graphite anode material for lithium-ion batteries used in electric vehicles, energy storage systems and other applications. The Group is also engaged in landscape architecture and design businesses.

Assuming all of the Placing Shares are successfully placed under the Placing Agreement, the gross proceeds from the Placing will be approximately HK$12.24 million and the net proceeds from the Placing will be approximately HK$11.97 million (after deduction of commission and other expenses of the Placing), representing a net issue price of approximately HK$0.065 per Placing Share.

The maximum net proceeds from the Placing are intended to be used for the development of the graphene business, repayment of borrowings and general working capital of the Group.

While the Board has considered other alternative fundraising methods such as debt financing or open offer, the Directors consider that the Placing represents an opportunity to strengthen the Group’s financial position and raise additional funding for the business operations of the Group as explained above without any interest burden, at lower costs and in a relatively expeditious manner when compared with other means of fundraising, as well as to enlarge the capital and shareholder base of the Company which may in turn enhance the liquidity of the Shares.

The Directors consider that the Placing Agreement is entered into upon normal commercial terms following arm’s length negotiations between the Company and the Placing Agent and the terms of the Placing Agreement (including the Placing Price and the placing commission) are fair and reasonable and are in the interests of the Company and the Shareholders as a whole.

FUND RAISING ACTIVITY OF THE COMPANY IN THE PAST TWELVE MONTHS

Save and except for the equity fund raising activity set out below, the Company had not conducted any other equity fund raising activities in the past 12 months immediately preceding the date of this announcement:

Date of initial announcement	Equity fund raising activity	Net proceeds raised (approximately)	Intended use of proceeds	Actual use of proceeds
27 November 2023	Subscription of 100,000,000 new Shares at HK$0.405 per subscription Shares	HK$40.5 million	To set off HK$40.5 million owed by the Company to Tycoon Partners Holdings Limited as holder of a promissory note	Setting off HK$40.5 million owing to Tycoon Partners Holdings Limited at completion of the subscription on 11 December 2023

27 November 2023	Subscription of 8,000,000 new Shares at approximately HK$0.405 per subscription Shares	US$415,000	To set off US$415,000 owed by the Company to Chen Stephen Hing Ming under a loan	Setting off US$415,000 owing to Chen Stephen Hing Ming at completion of the subscription on 11 December 2023

27 November 2023	Subscription of 1,400,000 new Shares at approximately HK$0.418 per subscription Shares	US$75,000	To set off US$75,000 owed by the Company to Redchip Companies Inc. for service provided	Setting off US$75,000 owing to Redchip Companies Inc. at completion of the subscription on 11 December 2023

20 June 2024	Subscription of 43,689,383 new Shares at approximately HK$0.405 per subscription Shares	HK$5,461,000	To set off US$700,000 owed by the Company to Chen Stepen Hing Ming	Setting-off US$700,000 owing to Chen Stephen Hing Ming at completion of the subscription on 28 June 2024

EFFECT ON SHAREHOLDING STRUCTURE OF THE COMPANY

For illustration purpose only, the shareholding structure of Shares in the capital of the Company (i) as at the date of this announcement; and (ii) immediately upon Completion (assuming that all of the 185,480,000 Placing Shares will be placed in full and there will be no change in the number of issued Shares in the capital of the Company between the date of this announcement up to the completion of the Placing other than as a result of the allotment and issue of the Placing Shares at completion of Placing) are set out below:

	As at the date of this announcement		Immediately upon Completion (assuming that there is no change in the number of issued Shares in the capital of the Company between the date of this announcement and up to the completion of the Placing other than as a result of the allotment and issue of the Placing Shares at completion of Placing)
	Number of Ordinary Shares	Approx. %	Number of Ordinary Shares	Approx. %
Chan Yick Yan Andross (Note 2)	98,610,887	9.98	98,610,887	8.40
PBLA Limited	75,123,669	7.60	75,123,669	6.40
Lau Hing Tat Patrick (Note 3)	55,895,444	5.66	55,895,444	4.76
The Placees	–	–	185,480,000	15.81
Public Ordinary Shareholders	758,196,762	76.76	758,196,762	64.63
Total	987,826,762	100.00	1,173,306,762	100.00

Notes:

1.	The above percentage figures are subject to rounding adjustments.

2.	Mr. Chan Yick Yan Andross, an Executive Director and the Chief Executive Officer of the Company, holds 4,894,000 Shares by himself and 93,716,887 Shares through CYY Holdings Limited, a company wholly owned by him.

3.	Mr. Lau Hing Tat, Patrick, the Chairman and an Executive Director of the Company, holds 9,892,000 Shares by himself and 46,003,444 Shares through LSBJ Holdings Limited, a company wholly owned by him.

DEFINITIONS

In this announcement, unless the context otherwise requires, the following expressions shall have the following meanings when used herein:

“AGM”	the annual general meeting of the Company held on 27 June 2024

“Board”	the board of Directors

“Business Day”	has the meaning ascribed to it under the Listing Rules

“Company”	Graphex Group Limited, a company incorporated in the Cayman Islands with limited liability and the issued Shares of which are listed on the Main Board of the Stock Exchange (stock code: 6128)

“Completion Date”	the day falling three (3) Business Days after the Conditions are fulfilled (or such other date the Company and the Placing Agent may agree in writing), on which completion of the Placing shall take place pursuant to the Placing Agreement

“Condition(s)”	conditions to completion of the Placing as set out in the paragraph headed “Conditions of the Placing” of this announcement

“connected person(s)”	has the meaning ascribed thereto under the Listing Rules

“Director(s)”	the director(s) of the Company

“General Mandate”	the mandate granted to the Directors by the Shareholders at the AGM to allot, issue and deal with additional Shares not exceeding 20% of the then issued share capital of the Company as at the date of the AGM

“Group”	the Company and its subsidiaries

“Hong Kong”	the Hong Kong Special Administrative Region of the PRC

“Independent Third Party(ies)”	any persons or company(ies) and their respective ultimate beneficial owner(s), whom, to the best of the Directors’ knowledge, information and belief having made all reasonable enquiries, are not connected persons of the Company and are third parties independent of the Company and its connected persons in accordance with the Listing Rules

“Listing Rules”	the Rules Governing the Listing of Securities on the Stock Exchange

“Parties”	parties to the Placing Agreement, i.e. the Company and the Placing Agent; and each a “Party”

“Placee(s)”	professional, institutional and other investor(s) whom the Placing Agent procures to subscribe for any of the Placing Shares pursuant to the Placing Agent’s obligations under the Placing Agreement

“Placing”	the placing, on a best effort basis, of up to an aggregate of 185,480,000 Placing Shares pursuant to the terms of the Placing Agreement

“Placing Agent”	Cheong Lee Securities Limited, a licensed corporation to carry on type 1 (dealing in securities), type 2 (dealing in futures contracts), type 4 (advising on securities) and type 5 (advising on futures contracts) regulated activities under the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong)

“Placing Agreement”	the conditional placing agreement entered into between the Company and the Placing Agent dated 17 October 2024 in relation to the Placing

“Placing Price”	HK$0.066 per Placing Share

“Placing Share(s)”	up to an aggregate of 185,480,000 new Shares to be placed pursuant to the Placing Agreement

“PRC”	the People’s Republic of China, which for the purpose of this announcement excludes Hong Kong, the Macau Special Administrative Region of the PRC and Taiwan

“Share(s)”	ordinary share(s) with a nominal value of HK$0.01 each in the capital of the Company

“Shareholders”	holder(s) of the issued Shares

“Stock Exchange”	The Stock Exchange of Hong Kong Limited

“substantial shareholder(s)”	has the meaning ascribed thereto under the Listing Rules

“HK$”	Hong Kong dollars, the lawful currency of Hong Kong

“US$”	United States dollars, the lawful currency of United States of America

“%”	per cent

By Order of the Board
Graphex Group Limited
Lau Hing Tat Patrick
Chairman

Hong Kong, 17 October 2024

As at the date of this announcement, the executive Directors are Mr. Lau Hing Tat Patrick, Mr. Chan Yick Yan Andross and Mr. Qiu Bin; the non-executive Director is Mr. Ma Lida; and the independent non-executive Directors are Ms. Tam Ip Fong Sin, Mr. Wang Yuncai, Mr. Liu Kwong Sang and Mr. Tang Zhaodong.

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